September 7, 2023



Alexander Karampatsos, Esq.
Dechert LLP
1900 K Street NW
Washington, D.C. 20006-1110

               Re:    CAZ Strategic Opportunities Fund
                      File Nos. 333-273837 and 811-23892

Dear Mr. Karampatsos:

        On August 9, 2023, you filed a registration statement on Form N-2 for CAZ Strategic
Opportunities Fund (the    Fund   ). Our comments are set forth below. For
convenience, we
generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover Page
1. The cover page identifies class A shares, class D Shares and class I Shares as being offered by the Fund. As the Fund has not yet obtained exemptive relief to issue multiple classes of
   Shares, please identify the class of the Fund   s Shares being offered in
this Prospectus and
   disclose that the other classes presented are not being offered.
2. Under    Eligible Investors    please revise the second sentence to delete
 with respect to
   certain individual investors or classes of investors    and the parentheses
so that the sentence
   specifically identifies the persons for whom the minimum investment amount can be waived.
Prospectus Summary     Investment Opportunities and Strategies (pages 1     6)
3. Please revise the heading of this section to insert the word    Principal
before    Strategies   .
   Also, please move disclosure of any non-principal investment strategies to another location outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2. See also
   Instruction 1 to Item 8.4. of Form N-2.
 Alexander Karampatsos, Esq.
Page 2
September 7, 2023

4. The second paragraph of this section identifies the types of private equity and private debt vehicles in which the Fund will invest. Please disclose any targeted allocation in each type of vehicle.
5. Disclosure on pages two and three states that the Fund will invest in, among other things, energy, agriculture, natural resources and other types of physical assets , real estate and real assets. Please explain to us how the Fund will satisfy the definition of an investment company as it appears it can invest without limit in these types of assets that are not securities.
Prospectus Summary     Eligible Investors (pages 8     9)
6. The second to last sentence of this section states that the accredited investors requirement will not be waived except with respect to knowledgeable employees of the Adviser or the
   Fund. Please define the term    knowledgeable employee   .
Prospectus Summary     Share Repurchases by the Fund (pages 9     11)
7. In the second and third bullets on page 10, please clarify that the Notice Date is the same as the Expiration Date.
8. In the fifth paragraph on page 10, please disclose that the 5% of the estimated Payment that may be withheld will be paid within two business days after completion of the annual audit.
9. The second sentence of the fifth paragraph on page 10 states that a shareholder could wait as long as approximately 14 months to receive the second payment installment. Please clarify what date the 14 months is measured from.
10. The last sentence on page 10 states that the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or
    upon the occurrence of certain events specified in the Fund   s Agreement
and Declaration of
    Trust. Please replace this sentence with a statement that the Fund may repurchase Shares consistent with Rule 23c-2 under the Investment Company Act of 1940 (
1940 Act   ).
Prospectus Summary     Risk Factors (pages 15     25)
11. The first risk factor on page 18 describes the risks of    Other
Asset-Backed Instruments   .
    Please disclose investment in such instruments in the description of the
Fund   s principal
    strategies. Please also briefly describe the following types of investments that are identified in this risk factor: REMICs, Re-REMICs, inverse floaters and pass-through securities.
Summary of Fund Expenses (pages 27     29)
12. Please disclose the recoupment provision of the Expense Support Agreement in footnote 6.
    Please also confirm that the date such agreement will expire (i.e.,    [ ],
2025   ) will be at least
    one year from the effective date of the Fund   s registration statement.
 Alexander Karampatsos, Esq.
Page 3
September 7, 2023

Investment Objectives and Strategies     Investment Opportunities and
Strategies (pages 29
    30)
13. Please revise the heading of this sub-section to insert the word
Principal    before
       Strategies   . Also, please move disclosure of any non-principal
investment strategies to a
    separate section that is less prominent. See Instruction 1 to Item 8.4. of Form N-2.
Investment Objectives and Strategies     Portfolio Composition (page 31)
14. The second to last sentence of this section states that one or more subsidiary entities may be employed to earn such income and hold the related investments. Please respond to the following comments regarding any entity that engages in investment activities in securities or
    other assets that is primarily controlled by the Fund (a    Subsidiary   ).
A primarily controlled
    entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for
    which the Fund   s control of the entity is greater than that of any other
person.
   a. Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the
Fund.
   b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the
Subsidiary.
   c. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the
      Fund treats the entity   s debt as its own for purposes of Section 18.
   d. Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
   e. Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.
   f. Confirm to us that (a) if a Subsidiary is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a
      Subsidiary and its board of directors will agree to inspection by the staff of the
      Subsidiary   s books and records, which will be maintained in accordance with Section 31
      of the 1940 Act.
   g. Explain to us whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
   h. Confirm to us that any wholly-owned Subsidiary   s management fee
(including any
      performance fee), if any, will be included in the Management Fee line
item of the Fund   s
 Alexander Karampatsos, Esq.
Page 4
September 7, 2023

       fee table and the wholly-owned Subsidiary   s expenses will be included
in the Other
       Expenses line item of the Fund   s fee table.
Types of Investments and Related Risks     Principal Risks of Investing in the
Fund
China Investments Risk (pages 40     41)
15. If investing in variable interest entities is a principal risk of the Fund, please describe such risks here.
Management of the Fund     Investment Personnel (pages 51     52)
16. Please use the term    portfolio manager    in this section to identify the
   personnel of the
    Adviser who have primarily responsibility for management of the Fund   .
See Item 9.1.c. of
    Form N-2.
Choosing a Share Class (page 60)
17. Please delete the first and second sentences of the second to last paragraph of this section.
    Please also revise the third sentence of this paragraph to state that the financial intermediary may only impose minimum requirements that are higher than (rather than
different from   )
    those set forth in the Prospectus. In addition, the fourth sentence of this paragraph states that
       you will not incur charges on repurchases   . Please revise this
sentence to reflect that the
    Fund charges a 2% early repurchase fee.
Sales Charge - Class A Shares     Purchase of Class A Shares (page 63)
18. This first sentence of the third paragraph states that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund Shares. Please identify financial intermediaries and account types that offer sales charge waivers and discounts different from those disclosed in the Prospectus and describe such waivers and discounts. Please also apply this comment to
    the third to last sentence in the following sub-section    Waivers of Class
A Sales Charges   ,
    which states that the availability of these sales load waivers may depend on the particular financial intermediary and type of account through which you purchase or hold Fund shares.
    See IM Guidance Update 2018-06 and Item 12(a)(2) of Form N-1A.
Sales Charge - Class A Shares     Waivers of Class A Sales Charges (page 64)
19. The first sentence of the second paragraph states that the Class A Shares front-end sales charge may be reduced or waived for the following individuals and institutions. Please specifically disclose whether the sales charge is reduced or waived for each of the bullet points. See Item 12(a)(2) of Form N-1A.
20. The last two bullet points refer to financial intermediaries and broker-dealers that have entered into agreements with the Distributor. Please identify the financial intermediaries and broker-dealers who have entered into such agreements, and therefore through whom sales
 Alexander Karampatsos, Esq.
Page 5
September 7, 2023

   charges may be reduced or waived. See IM Guidance Update 2018-06 and Item 12(a)(2) of
   Form N-1A.
How to Buy Shares     Eligible Investors (pages 65     66)
21. The second sentence of the third paragraph on page 66 states that some intermediaries may impose different or additional eligibility requirements. Please delete
different or   .
How to Buy Shares     Investment Minimum (page 66)
22. Please delete the fourth, fifth and sixth sentences of this section.
Repurchases and Transfers of Shares     Repurchases of Shares (pages 68     70)
23. On page 70, the second to last paragraph states that the Fund may repurchase Shares in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act if the
    Fund makes certain determinations. Please delete the last bullet point. See
Section 23(c)(3)
    of the 1940 Act. Also, in the fifth bullet point, please define what Special Laws or
    Regulations    are.
STATEMENT OF ADDITIONAL INFORMATION
Investment Objectives and Policies     C. Additional Information Regarding
Investment
Restrictions (pages 36     37)
24. Please revise the second sentence of the third paragraph of this section to
insert    tax-exempt
    before    municipal   . See Investment Company Act Release No. 9785 (May
31, 1977).
25. Disclosure in the third paragraph of this section states twice that each foreign government is considered to be a separate industry and that currency positions are not considered to be an investment in a foreign government for industry concentration purposes. Please only make these statements one time.
26. Disclose that the Fund will consider the holdings of other investment companies in which it invests for purposes of determining compliance with its concentration policy.
Proxy Voting Policy and Proxy Voting Record (page 49)
27. The first sentence of the second paragraph states that the Adviser   s
policies and procedures to
    determine how to vote proxies relating to portfolio securities are set forth in Appendix A.
    Please attach Appendix A as it is currently not attached.
PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits
28. Please revise sections 7(a) and 8(a) of the Declaration of Trust to replace gross negligence,
    willful misconduct, or bad faith    with    willful misfeasance, bad faith,
gross negligence or
 Alexander Karampatsos, Esq.
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September 7, 2023

   reckless disregard of the duties involved in the conduct of his or her
office.    See Section
   17(h) of the 1940 Act.
29. Please file the actual Investment Management Agreement, rather than a
Form of   .
30. Please confirm that the opinion and consent of counsel to be filed by amendment will be consistent with Staff Legal Bulletin 19.
Signature Page
31. We note that the trustees have not signed the registration statement. Please ensure that once the Board of Trustees has been properly constituted and officers appointed, a pre-effective amendment to the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. See Section 6(a) of the Securities Act. GENERAL COMMENTS
32. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
33. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
34. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
35. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement, other than the applications to issue multiple classes of Shares and to co-invest with affiliates.
36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                        * * * * *
 Alexander Karampatsos, Esq.
Page 7
September 7, 2023

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                            Sincerely,

                                                            /s/ Anu Dubey

                                                            Anu Dubey
                                                            Senior Counsel
cc:    Michael Spratt
       Thankam Varghese
       Chad Eskildsen